Exhibit (a) (1) (iii)



                            NT ALPHA STRATEGIES FUND
                            50 South La Salle Street
                            Chicago, Illinois, 60675



         IF YOU DO NOT WANT TO SELL YOUR INTERESTS AT THIS TIME, PLEASE
                             DISREGARD THIS NOTICE.
         THIS IS SOLELY A NOTIFICATION OF THE FUND'S REPURCHASE OFFER.



July 5, 2005

[UNITHOLDER NAME/ADDRESS]


Dear [UNITHOLDER]:

We are writing to inform you of important dates relating to a repurchase offer by NT Alpha Strategies Fund (the "Fund"). If you are not interested in tendering your interests in the Fund ("Interests") for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on July 15, 2005 and end at 5:00 p.m., Central Time, on August 15, 2005. The purpose of the repurchase offer is to provide liquidity to holders of the Fund's common units. Interests may be presented to the Fund for repurchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Interests or a portion of your Interests for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal by mail or by fax so that it arrives no later than August 15, 2005. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTERESTS AT THIS TIME.

All tenders of Interests must be received by the Fund, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by August 15, 2005.

If you have any questions, please refer to the attached Offer document, which contains additional important information about the repurchase offer, or call
(312) 444-4684.

Sincerely,

Joseph W. McInerney